

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

<u>Via E-mail</u>
Laurel J. Krzeminski
Chief Financial Officer
Granite Construction Incorporated
585 W. Beach Street
Watsonville, California 95076

      Re: Granite Construction Incorporated
               Form 10-K
               Filed February 27, 2015
               File No. 1-12911

Dear Ms. Krzeminski:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Melissa N. Rocha for

          Accounting Branch Chief
          Terence O'Brien